MANZANO CORPORATION
                                 Alvarado Square
                          Albuquerque, New Mexico 87158


                                                       March 22, 2001



Division of Investment Management
Office of Public Utility Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re: Amendment No. 2 to Manzano Corporation's U-1
         Application/Declaration (File No. 70-9647)
         --------------------------------------------

Ladies and Gentlemen:

         Manzano Corporation hereby requests that the U-1 Application/Declaration and Amendment No. 1 thereto, filed in the above referenced file, be withdrawn. A five year delay in electric deregulation has been imposed by recently passed legislation in the State of New Mexico (the "Delay"). We request this withdrawal because the corporate separation plan described in this file will not be completed as originally proposed due to the Delay. This letter should be considered as Amendment No. 2 in such file.


                               Very truly yours,
                               MANZANO CORPORATION


                               By:        /s/ M.H. Maerki
                                   --------------------------------------------
                                   M.H. Maerki
                                   Senior Vice President and
                                   Chief Financial Officer



                               By:       /s/ J.R. Loyack
                                   --------------------------------------------
                                   J.R. Loyack
                                   Vice President, Corporate Controller
                                   and Chief Accounting Officer